

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2021

Pierluigi Paracchi
Chief Executive Officer
Genenta Science S.p.A.
Via Olgettina No. 58
20132 Milan, Italy

Re: Genenta Science S.p.A
Registration Statement on Form F-1
Exhibit Nos. 10.1, 10.2, 10.3, 10.4, 10.5, & 10.7
Filed November 9, 2021
File No. 333-260923

Dear Mr. Paracchi:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance